Mangomill plc

590 Madison Avenue, 21st Floor

New York, New York 10022

October 21, 2022

VIA EDGAR

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:       Austin Pattan

      Joshua Shainess

Re:          Mangomill plc

      Registration Statement on Form S-4, as amended

      File No. 333-265755 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mangomill plc (the “Company”) hereby requests that the effective date of the Registration Statement be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 9:00 a.m. Eastern Daylight Time on October 24, 2022 or as soon as practicable thereafter. The Company hereby authorizes Adam J. Brenneman of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, to modify or withdraw this request for acceleration orally.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Brenneman at (212) 225-2704 and that such effectiveness also be confirmed in writing.

Very truly yours,

Mangomill plc

By:	/s/ Theodore Wang
	Name:	Theodore Wang
	Title:	Principal Executive

cc:	Adam J. Brenneman

Cleary Gottlieb Steen & Hamilton LLP

Jens M. Fischer

Perkins Coie LLP